Exhibit 12.1

                         QUEST DIAGNOSTICS INCORPORATED
         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      (DOLLARS IN THOUSANDS, EXCEPT RATIOS)




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                                         FOR THE
                                          NINE
                                         MONTHS                       YEAR ENDED DECEMBER 31,
                                          ENDED      -----------------------------------------------------------------
                                      SEPTEMBER 30,
                                          2003         2002          2001         2000         1999           1998
                                        ---------    -----------------------------------------------------------------
Income before taxes,
  equity earnings and minority

  share of income ..................... $554,474     $ 539,177     $330,720     $204,002     $  20,473      $  61,070
Adjustments:
  Distributed income from less
      than 50% owned companies ........   10,289        17,034        3,620        2,952         1,740             --
  Fixed charges .......................   75,411        89,567      105,154      145,721        89,336         59,242
                                        --------     ---------     ---------    ---------    ----------     ----------
Earnings before taxes and fixed
  charges, as adjusted ................ $640,174     $ 645,778     $439,494     $352,675     $ 111,549      $ 120,312
                                        ========     =========     =========    =========    ==========     ==========

Fixed charges:
  Interest expense .................... $ 46,080     $  57,707     $ 77,840     $120,471     $  69,842      $  43,977
Portion of rent expense which
  represents interest factor ..........   29,331        31,860       27,314       25,250        19,494         15,265
                                        --------     ---------     ---------    ---------    ----------     ----------
Total fixed charges ................... $ 75,411     $  89,567     $105,154     $145,721     $  89,336      $  59,242
                                        ========     =========     =========    =========    ==========     ==========

Preferred dividends:
  Preferred dividend requirements ..... $     --     $      --     $    118     $    118     $     118      $     118
  Ratio of pre-tax income to
      income (loss) before
      extraordinary loss..............       1.7           1.7          1.8         1.9          (11.3)           2.0
                                        --------     ---------     ---------    ---------    ----------     ----------

Pre-tax preferred dividend
      requirement .....................       --            --          212          225        (1,327)           235
Total fixed charges ...................   75,411        89,567      105,154      145,721        89,336         59,242
                                        --------     ---------     ---------    ---------    ----------     ----------

Fixed charges and pre-tax
      preferred dividend requirement .. $ 75,411     $  89,567     $105,366     $145,946     $  88,009      $  59,477
                                        ========     =========     =========    =========    ==========     ==========

Ratio of earnings to fixed charges ....     8.5x          7.2x         4.2x         2.4x          1.2x           2.0x

Ratio of earnings to combined fixed
  charges and preferred dividends .....     8.5x          7.2x         4.2x         2.4x          1.3x           2.0x
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